Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination between Tailwind Two Acquisition Corp., a Cayman Islands exempted company, and Terran Orbital Corporation, a Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a transcript of an analyst day conference call held on February 16, 2022.

C O R P O R A T E  P A R T I C I P A N T S

Eric Leeds, Vice President of Investor Relations

Chris Hollod, Co-Chief Executive Officer, Tailwind Two

Marc Bell, Co-Founder, Chairman, and Chief Executive Officer

Marco Villa, Chief Revenue Officer

Boris Becker, RADM, USN (Ret.), President, Satellite Solutions

Gary Hobart, Chief Financial Officer and Executive Vice President

Roger Teague, Maj General, USAF (Ret.), President, earth Observation Solutions

Dave Mann, Lt General, USA (Ret.), Vice President, Strategy, Army Systems & Defense Program

Eric Truitt, Chief Solutions Officer

John Siegmann

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Greg Konrad, Jefferies

Erik Rasmussen, Stifel

Ron Epstein, Bank of America

Josh Sullivan, The Benchmark Company

Robert Spingarn, Melius Research

Stefanos Crist, CJS Securities

Cai von Rumohr, Cowen

Myles Walton, UBS

Colin Ken Fu, Barclays

Peter Arment, Baird

Ruben Roy, WestPark Capital

Chris Quilty, Quilty Analytics

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
1-888-562-0262 1-604-929-1352 www.viavid.com

P R E S E N T A T I O N

Eric Leeds

Good afternoon and welcome to Terran Orbital's Analyst Day.

I'm Eric Leeds, Terran's Investor Relations. This event is open only to sell-siders and is not webcast to the public. Following our presentation will be a live Q&A session with two ways to ask questions.

During this presentation, we'll be making forward-looking statements regarding future events and results. Forward-looking statements are predictions, projections, and other statements about future events. These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties.

All statements today are qualified by information contained in the definitive proxy statement/prospectus filed with the SEC by Tailwind Two Acquisition Corp. on February 14, 2022 and in any subsequent SEC filings, all available for free on the SEC's website.

I will now turn it over to Chris Hollod from Tailwind Two, our SPAC sponsor. Thank you.

Chris Hollod

Hi, everyone. I'm Chris Hollod with Tailwind Two.

At Tailwind, our expertise is taking companies public, as operating executives, investors, and capital market advisors. We view SPACs as a sponsored IPO that gives greater certainty to close to high-growth companies that belong in the public markets, but whose operating history may make a traditional IPO less attractive.

We get it. Many companies emerged with SPAC that don't yet belong in the public markets, but as I'm confident you'll see today, Terran Orbital needs to be a public company. Our investment thesis is simple. The world is looking to space to solve a wide range of challenges, including communication, intelligence and security, earth observation, monitoring human activity and measuring its impact on the earth.

The best solutions to many of these challenges it turns out are not massive and expensive satellites in geosynchronous orbit over 20,000 miles above the earth, but rather constellations of small satellites rapidly circumnavigating the globe a few hundred miles above us in low earth orbit.

Lower launch costs thanks to SpaceX and other innovative companies and technological advancements in areas like microchips, solar cells, batteries and sensors make these small satellites both cost effective to build and launch and highly capable, especially when arrayed in large network constellation.

That's why analysts expect the number of satellites on orbit to increase 10x over the next decade from roughly 4,000 today to over 50,000 within 10 years. Terran Orbital is a leading independent manufacturer of small satellite solutions poised to capture that exploding demand.

Terran's not a newcomer to space, it has a long operating history and record of innovation. Terran has a strong sales backlog that provides visibility and confidence into near-term revenue forecast. Terran identified a $9 billion pipeline of medium-term opportunities to support its growth plans. Terran has a world-class leadership team with more than a hundred years of experience acquiring space solutions for the U.S. government. In their prior roles, various members literally were the customer for the small SaaS solutions Terran is now building today. Plus, Terran has a strategic cooperation agreement with Lockheed Martin, the world's largest government prime.

Public market investors currently have very few ways to invest against the thesis of the rapid proliferation of small satellites in orbit. Terran Orbital will be the ideal way for investors to gain exposure to a leader in small satellite development and manufacturing that is also developing its own game-changing earth observation constellation. Simply stated, if you believe the world is moving towards having more small satellites in low earth orbit, you should invest in Terran Orbital stock.

Based on recent contract wins, this Company's well set up to beat and raise on expectations for not just quarters but years to come. We expect Terran's market opportunity to develop very quickly over the coming years. Capturing that opportunity requires investment. Investment made possible by our transaction.

Our transaction is supported by gross proceeds of $345 million from Tailwind Two’s cash-in-trust, $51 million from a PIPE with participation from strategically valuable partners, AE industrial partners and Lockheed Martin, plus long-term investors, Beach Point Capital, Daniel Staton, and Fuel Venture capital, as well as $75 million of commitments from Francisco Partners and Beach Point Capital. Additionally, up to a $125 million of commitments from Francisco Partners and Lockheed Martin may be available to serve as a backstop against redemptions subject to certain conditions.

Overall, we've structured the transaction to provide Marc and his team with the capital they need to properly execute their business plan.

The transaction is progressing smoothly. We announced the business combination on October 28, 2021. Less than a month later, we filed a preliminary registration statement on Form S4 on November 26, two and a half months later, the registration statement went effective on February 14, 2022. Our general meeting and shareholder vote is now scheduled for March 22.

Now, Marc Bell will explain how Terran Orbital is industrializing the small satellite industry and revolutionizing earth observation.

Marc Bell

Hi. I'm Marc Bell, Co-Founder, Chairman and CEO of Terran Orbital.

The story of Terran Orbital started over 30 years ago. In 1989, I started a company called Globix: The Global Internet Exchange, which would go on to own one of the world's largest fiber networks spanning over 28,000 miles.

I quickly realized we couldn't cover the earth in fiber so we bought satellite transponder space and built ground stations using satellites to reach places that fiber couldn't. With that, my space journey began. Years later, on a tour of SpaceX, I saw these amazing rockets and someone explained how they could put a school bus into outer space.

I asked jokingly, why would you want to put a school bus into outer space? They scratched their heads looking at me and I said, look, if my iPhone has more computing power than the space shuttle, why are people building satellites the size of a school bus? That was the beginning of Terran Orbital.

You've heard of Moore’s Law. It says computing power doubles every two years. My vision was that something similar would happen in space, with satellites getting much smaller and more powerful and the number of small sellers growing exponentially. Today, my vision of the miniaturization and proliferation of satellites has come to fruition and Terran Orbital is the leading provider in the small satellite revolution.

Before I tell you about Terran, I'd like to provide some historical context for the satellite industry. In 1958, NASA launched its first satellite, Explorer 1, from Cape Canaveral, signaling the start of the space race. Explorer 1 was a small satellite by today's standards and was the only passenger in a very large rocket. Explorer 1's payload, the sensors it carried, were basic; a Geiger counter, a microphone, a battery and a communication system. NASA's success ushered in a parade of steady satellite innovation.

Over the next 50 years, satellites got much bigger and much more technology advanced as their payloads became incredibly powerful. High-tech school buses in space. The time and cost associated with building and launching these massive satellites made space remain the domain of nation states.

Satellites quickly became instrumental to our understanding of the earth, our ability to communicate, our lifestyle, and international security. Many comforts we take for granted are the result of these massive satellites and their descendants; weather forecast, GPS, television, and our very understanding of the world we live in.

Today, we stand at the dawn of a second space race. In the past, huge satellites were owned and operated by a precious few. In the future, everyone will have access to a constellation of small satellites that are cost-effective, energy-efficient, equipped with leading edge technologies and which surround the earth to provide anytime, anywhere data.

These three factors are driving the small satellite revolution.

First, commercial launch providers like SpaceX have made access to low earth orbit affordable and accessible. Small sats are, well, just that; small. There are hundreds of openings a year for small satellites to hitch a ride into low earth orbit and the launch cost is measured in millions, not hundreds of millions like it used to be. SpaceX made space affordable. We plan to make small satellites affordable.

Second, innovation has made small satellites incredibly powerful. Trillions of dollars have poured into miniaturizing technology for the mobile and transportation industries. Just think of your iPhone, battery, computing, your camera innovation, now enable satellites to be both small and capable. Lower costs and greater functionality means space is more widely accessible. Everyone, big corporations, small startups, nonprofits, countries large or small, can look to space to solve their needs.

Third, the U.S. government has recognized that space is now a contested domain. STRATCOM General Hyten himself said, “I will not support buying satellites that make big, juicy targets.” These $1 billion plus national security satellites are now held at risk by anti satellite weapons like those Russia demonstrated last November. Instead, government budgets are shifting into small satellite constellations. These constellations have no single point of failure, are highly redundant and enable new technology to be launched in one year, not in one decade.

Today, there's broad bipartisan support to rebuild the nation's space assets with small satellite constellations as evidenced by the formation of the Space Development Agency, or SDA, to acquire and develop new space solutions.

To understand why small satellites will rapidly proliferate, it helps to understand how small satellites are built. In the first stage, one to three satellites are launched to test and confirm that satellites work as expected. Right now, we have a number of projects in this proof of concept phase.

Next, roughly five times as many satellites are launched to test that the constellation works as expected. That's the phase we're now approaching with multiple customers.

Finally, small satellite production ramps up until a constellation reaches full size with 100 times as many size of orbit as compared to the initial proof of concept phase we’re in now. Production doesn't end there. Small satellites last about five years. So, 20% needs to be replaced every year. In this way, small satellite constellations create strong initial demand and recurring revenue as satellites are deorbited and replaced. That's why the market for small satellites is at an inflection point.

There are about 500 satellites in orbit in 1990; that number doubled to a thousand satellites by 2010, then it quadrupled last decade to 4,000 satellites today. Within the next decade, as the new small satellite constellations are built and launched, analysts expect a 10 times increase to over 50,000 satellites.

Most of these new satellites will be in low earth orbit or LEO. There are many advantages to LEO over GEO, or geosynchronous orbit. LEO small satellites travel over three times the speed of hypersonic missiles. That makes them a hard target to hit. They pass overhead multiple times a day, so constellations of these small satellites creates near real-time global coverage 24/7.

Their proximity to the earth enables multiple use cases. Think Internet of things, 5G, cameras, and other cutting-edge sensors, and it can be deorbited safely with their small size, they just burn up on reentry after five years. Everybody talks about how 50,000 satellites is going to be launched over the next decade, but nobody talks about who's going to build them. That's what we plan to do with Terran Orbital.

The history of today’s small satellites started here at Terran Orbital; actually, at Tyvak, the company I acquired in 2013. Tyvek was founded by Dr. Jordi Puig-Suari at Cal Poly, who along with Bob Twiggs up at Stanford, invented the CubeSat to put powerful small sensors on orbit quickly and inexpensively.

In fact, that CubeSat in Jordi’s hand is now part of the Smithsonian’s permanent collection and will be on display later next year. What used to cost a billion dollars to make now costs $10 million. We keep driving down the costs and increasing functionality. It's a win-win for everybody.

Today, we're the leader in small satellite solutions. We take an industrial approach to systematically and inexpensively building small satellites at a massive scale, just like car companies did at the turn of the 20th century. In fact, we plan to build what we believe will be one of the largest small satellite manufacturing facilities in the world near Cape Canaveral.

We're confident in our ability to meet this demand in part because of our strategic collaboration agreement with Lockheed Martin. Lockheed is a long time investor in Terran Orbital, and Lockheed Martin is using Tyvak satellites for proposals to get to U.S. government. We can leverage the experience of the world’s largest government Prime, with the entrepreneurial spirit of a small company, the best of both worlds.

Terran plans to capitalize on its small satellite expertise to launch its own earth data Constellation. There's been a lot of news about earth observation companies. Most of those companies are focused on electro optical sensors, basically cameras in space. Think using Google earth to find your home and office, those Cameras can only see about 25% of the time, only during daylight with clear sunny skies.

Terran’s Constellation uses a proprietary sensor technology called software-defined synthetic aperture radar, or SAR, that can see at day and night, through clouds, dust, trees, and other obstruction. This technology is in high demand from customers with mission critical needs for earth data, specifically the U.S. government. Our SAR constellation will pass overhead every few minutes. Imagine spotting illicit deforestation activities, and below the Amazon tree canopy, or finding survivors in the hours after a hurricane, or detecting wildfires within minutes of the first lightning strike, or real-time monitoring of ice flows to monitor global warming. Our SAR constellation is being built with these changes in mind.

Investors currently have very few ways to invest against the thesis of rapid proliferation of small satellites over the next decade. Our competitors are all owned by large conglomerates so you can't invest in them directly. By bringing Terran Orbital to the public market, we're giving investors a unique opportunity to invest in a company focused on small satellites, which is the future. We're an established company with almost a decade of history. We have real revenue, real backlog, real products, real customers, and a real strategic cooperation agreement with Lockheed Martin.

As you may have read, we just announced a few major positive developments which demonstrate our strong momentum. Yesterday, we announced the record of $170 million in new contracts and awards since September 30, 2021. We also announced plans to significantly expand our manufacturing capacity, where we signed a 10-year lease for a 60,000 square foot building in Irvine, California, next to our existing facility. This represents more than a 2x increase over our current manufacturing capacity.

We've also been growing our headcount. Since October, we've grown our headcount from over 200 people to nearly 300 employees and growing. We're very excited to continue this momentum and to write the next chapter in the history of space innovation, and we hope you will join us on our mission.

Now, let me introduce our Management team, which is purpose-built to support government customers. Much of our leadership team comes from senior military space command. They literally were the customer for the types of solutions we are developing.

Tony Previte and I first worked together in Globix. We've been partners ever since. Tony brings expertise in high-growth, high-margin tech companies and space and telecom.

Marco Villa started his career building the U.S. Air Force's first small satellites. Next, Marco joined SpaceX as one of the first 100 employees. He was hired to industrialize their launch capabilities. Now Marco is doing the same at Terran, industrializing small satellite production and earth observation at a massive scale.

Gary Hobart has over 20 years of buy-side experience, most recently at Beach Point Capital a $15 billion funds. Gary brings space industry knowledge and financial expertise as the owner and Operator of Beach Point’s Private Equity Investments.

Roger Teague is a retired Major General from the U.S. Air Force. In his last assignment, he served as Director of Space Programs in the Pentagon. Roger led the air force’s $15 billion space procurement portfolio, and two years ago, he left his job with Boeing as the Vice President, Space, Intelligence and Missile Defense to build Terran’s earth observation business.

Boris Becker is a retired Rear Admiral, having served 33 years in the Navy, retiring as the most senior space acquisition officer. Boris also spent over 10 years working in the National Reconnaissance Office or NRO.

Eric Truitt spent over 20 years working in or for the military and intelligence community. Eric shaped the government's commercial earth observation buying strategy. He also invented the radar system for our earth observation constellation.

David Mann is a retired Lieutenant General, having spent 36 years in the army and his last assignment, David served as the army’s lead for missile defense and space.

Hilary Hageman has extensive legal experience, including public corporate law, government contracting, M&A, and national security law. Hilary recently oversaw the successful sale of Cubic in a transaction valued at $3 billion. She’s also held other senior legal roles including the Department of Defense.

Eric Leeds joins Terran this year as our IR efforts. Eric brings extensive experience managing IR for public and private companies, both in-house and through consultancy, and has worked for companies including Avery Dennison.

Now, Marco will provide a more detailed vision for Terran Orbital.

Marco Villa

Thank you, Marc.

As Marc highlighted, we're entering an exciting chapter of space economy where we're seeing a mass proliferation of small satellites and new earth observation capabilities. Critical to this mass proliferation is a space industry that finally needs to move from building satellites by hand one at a time to a manufacturing industrial approach, like we saw in the early car industry.

I have personally lived this change once before from the academic world to initial commercialization phase and now industrialization. Over a decade ago, I built the very first small nanosatellite, which we built by hand. I also developed the first tactically relevant small satellite for the Air Force. That's when I first saw the incredible potential of small satellites for earth observation.

Then I spent seven years at SpaceX as one of the first 100 team members. At SpaceX, I was responsible for the utilization and operations of their vehicles. There, we made access to space highly scalable, cost-effective, and available to everyone by taking an industrialized approach. At Terran, we're taking the same approach and applying it to the rest of the space value chain.

We had the foresight to see this trend 10 years ago and are poised to capitalize on it now. Today, we continue to solve key industry problems, working closely with commercial and government customers that have embraced small satellites as the solution to their needs.

First, they need satellites to be produced in quantities never seen before. Rather than needing one large satellite for hundreds of millions of dollars, they need thousands of small satellites at a fraction of the cost. That's why we're industrializing small satellite production, high volume of satellite at lower cost.

Second, they need persistent 24/7 actionable data that is virtually real-time versus waiting hours or even days for any product. That's why we are building one of the most advanced constellations with revisit rates of three to five minutes.

Third, governments have unique mission and security needs. Our mass customization approach will meet their demanding speed, volume, security and cost requirements. Terran Orbital is uniquely positioned to deliver solutions to all these key problems because we've purposely built the Company to be their provider.

A big part of our competitive advantage is the new facility we are planning to build, which will be the world's largest industry 4.0 mass production small satellite factory. We'll be located much closer to launch sites and have over 660,000 square feet of manufacturing space, covering the entire life cycle from board assembly to final environmental testing, bringing back to the United States much needed manufacturing expertise. Once at full capacity, this facility is going to enable us to deliver over a thousand satellites a year.

Terran’s addressable market is $340 billion over the next five years. The market is divided into three major areas: Satellite design and production, Satellite operations, and earth observation.

The $190 billion market for satellite development is being driven by the expectation that tens of thousands of small satellites will be launched over the next few years. These satellite will need to be managed and coordinated day-to-day while in orbit by an experienced team that understands how to deliver missions in space. Therefore, this will provide us recurring revenue post-launch through the entire life of the satellite. A subset of the satellites will bring a next-generation of powerful, cost-effective sensors that will enable persistent and real-time earth observation, day and night and in any weather.

For years, Terran has seen this moment on the horizon. We are now using our experience in Satellite development and operations to tap into the high-growth, high-margin, data-as-a-service market.

But listen, validation always comes from third-parties and from our partners. These organizations vetted our Company and trust us to execute their business plans. Among them, one stands out: Lockheed Martin. Lockheed Martin first worked with us in 2015. But most importantly, Lockheed Martin uses our small satellite architecture, and I mean literally, they are using it across multiple programs right now. This represents not only technical and industry validation by the world's largest defense contractor, but also an incredible sales channel that will help us capture untapped market.

To summarize, here is why this opportunity is so exciting. Number one, Terran has developed an unmatched IP and expertise over the past 10 years, deploying solutions in Space.

Number two, we will meet skyrocketing small satellite demand through our industrial manufacturing processes, and our growing production capacity

Number three, our game-changing earth observation constellation will meet the unanswered needs of the most demanding military, civil, and commercial customers. We have the numbers to back all these up. Terran has a robust bottom-up sales pipeline of tangible budgeted opportunities, with clear visibility into our near and medium-term revenue opportunities.

Number five, our team has hundreds of years of combined experience, deep technical knowledge, and unique access to customers. We also have experience scaling high-growth tech companies and managing public organizations.

Lastly, we have built a powerful ecosystem of strategic partners that believe in us and provide us incredible leverage and growth opportunities.

Next, I will hand it over to Boris to talk about Terran Satellite Solutions.

Boris Becker

Thanks, Marco.

Although I started my career as a naval aviator, I got involved with space about 25 years ago and it’s been a passion ever since. Eventually I was a Director at the National Reconnaissance Office, overseeing a multi-billion-dollar satellite program. Later, as a one-star admiral, I was in charge of the Navy's acquisition portfolio for satellites and the intelligence and communication systems that are enabled by space.

I finished my career as a two-star admiral, running the Space and Naval Warfare Systems Command, a global organization of 11,000 sailors and civilians, delivering a full life cycle of the Navy’s information enterprise, from under the sea to space.

There is a lot of change going on in space right now, including the creation of a separate service, the Space Force. I'd argue we're at an inflection point. But why? In my opinion, space is the new maritime and is all the opportunity that the sea has provided over centuries. Exploration, commerce, security, these are the mission areas where the market is exploding for space-based capabilities. Specifically, small satellite constellations, that's driven in part by technology. There will be SpaceX's commoditization of launch services. But more important, the customer’s recognition that they can, that they have to turn to space systems to meet their needs for their missions and exploration, commerce, and security. The market is there. I think we're uniquely positioned as the leading vertically integrated provider of space-based solutions.

When I was building satellites for the NRO, I gained a deep appreciation for the importance of understanding the end-users needs, in that case the intelligence community and the Department of Defense, applying our technology to meet those needs. At Terran, we've been doing that for years in a way that makes us different. We can conceive what the future should be to meet our customer's needs and then develop, build and test systems, launch them, and then operate them for our customers. Images on the right demonstrate that.

Built in cooperation with Lawrence Livermore National Labs, GEOstare has been on orbit since mid-May and is producing images of a quality that once belonged only to nation-states and satellites the size of a school bus costing hundreds of millions, billions for the overall system. Now there has since been commercial imagers costing hundreds of millions producing similar or better quality but GEOstare would fit in the overhead department in coach.

Beyond the images, I want to point out the agility of the overall system, including the ground architecture. This image was taken and downloaded 10 minutes after the satellite was tasked. Now as a former carrier-based aviator, I can tell you that responsiveness like that, now that's game-changing. Our end-to-end capabilities set us apart and we have the stats to back it up.

We build our satellites from the ground up, so to speak. We're vertically integrated so we can control our quality. We build the building blocks of our satellites. We refer to them as modules that provide the navigation, the communication, the computing, the power management, etc., all the systems necessary for a functioning satellite.

Just like a car, you get in, you hit the button or you turn the key, you turn the radio, you look at your nav system, you hit the gas, you turn the wheel. All of those capabilities are based on individual parts of individual systems. Well, we have over 65 flight-proven modules that enable us to rapidly respond to our customer needs. Think mass customization, think platforming. You want a Camry, you wanted a Tacoma, you want a Lexus 350? Well, we can build the satellite equivalent and we keep developing new technology with a deep portfolio of knowledge in our design engineering teams.

We are ready to add to our platform portfolio from space, from ground, and across our global network. This approach has led to the success record you see; over 80 missions supported from low earth orbit to lunar missions for NASA. We just shipped a 6U that's going to the backside of the moon. How cool is that?

We're different, and we bring, I think, unique value opportunities that differentiate us from our competition. Now, there are other new space companies, but they can’t match us. Two of our competitors in new space were acquired by traditional space companies and we know what that can do to cost structures and the ability to move fast.

We have a strategic partnership as an independent company with Lockheed Martin, the world's largest defense contractor. It benefits us both as we can each operate where we are each most effective. For us, that means scaling up to meet the exploding demand for small satellites. U.S. government is expected to make up a significant amount of this growing demand. As Marc noted previously, there is bipartisan support for government investment in constellations, as evidenced by the formation of the Space Development Agency, or SDA. The mission of the SDA is to rapidly acquire and deploy new space solutions to the benefit of our nation’s warfighters.

It plans to do this by tapping commercial providers, such as Terran Orbital, to build out multiple constellations of satellites, which it’s calling layers. Terran Orbital is actually already awarded a contract for the initial proof of concept phase as one of SDA’s constellations. I don't think anyone else is positioned as we are to take on these significant opportunities. We are the investment opportunity in new space, and you can have confidence in that based on the numbers.

The Space Development Agency alone is trying to build thousands of satellites. The space force is going to build thousands more, and then there's commercial space. We've got $9 billion identified pipeline for this market and while we weight that with conservatism, we still see over $1.5 billion of pipeline for us, just based on the opportunities we know of today.

As of September 30, 2021, we have a backlog of over $68 million. Now, we can go over the details in our model. We're going to grow our capacity, initially in Irvine, and then further with our planned 660,000 square foot manufacturing facility capable of building multiple satellite models based on our proven platforms and customer needs. No one else has all this. That's why I'm excited to be part of this team, we are new space and we're building the vessels that will sail into the new maritime, meeting our customer's needs for exploration, commerce, and security.

I'd like to turn it over now to my shipmate, Roger Teague, to tell you about our earth observation solutions. Thanks for your time.

Roger?

Roger Teague

Thanks, Boris.

As Marc mentioned, I've got 35 years in the space industry, 31 serving in our United States Air Force, operating and acquiring many of our nation's most important space programs. I know what the Defense customer wants because, as Marc indicated earlier, I was the customer. I retired from the air force in 2017, and I joined Boeing as their Vice President of Space, Intelligence and Missile Defense. In January of 2020, I joined Terran Orbital.

Terran's earth observation satellite is game-changing. It's exactly in line with the intent of U.S. National Security Space objectives. The Department of Defense and the Intelligence community have been seeking solutions for persistent synthetic aperture radar for over three decades.

Now, that technology is greatly advanced and can be integrated on smaller spacecraft at a greatly reduced price. It all adds up to a sweet spot for Terran, a right-sized satellite at a bargain price. Many of you might recall during the first Gulf War, the Iraqi’s launched mobile SCUD missiles under the cover of darkness, clouds, and smoke. It greatly frustrated U.S. Combatant Commanders because we couldn't find them to take them out. The Iraqis had perfected their technique. They could deploy, set up, and shoot their missiles and be gone within 60 to 90 minutes.

Terran's earth observation constellation will provide clear visibility through airborne obstructions in a matter of minutes. That will save American lives.

Next, I would like to introduce you to Lieutenant General David Mann. Dave, can you describe some of the opportunities you see in the U.S. Army today?

Dave Mann

Thanks, Roger, and thank you, all, for joining us.

After almost 36 years of serving in the army, retiring as a three-star General and leading the army's Space and Missile Defense Program during my last assignment, I had some very, very strong views on this subject, especially after witnessing a lot of the effects of enemy activities in Iraq and throughout the Middle East. Again, I'm just a little passionate about this subject.

As Roger was saying, we've been dealing with a lack of sufficient earth observation data for some time. A more recent example of this shortfall was Admiral Craig Faller, of the former SOUTHCOM Commander's, testimony before Congress last year, where he stated that only 25% of his ISR data needs are being met. In fact, if you look at the National Defense Authorization Act, it directs the Department of Defense to look to industry to address our warfighter’s shortfalls.

One other important point, the NDAA also directs the Department to evaluate commercial capabilities to accommodate our secondary payloads. At the end of the day, it's about providing the men and women on the front lines with the vital capabilities that they need to support our national security.

Again, it's great to be with you, look forward to your questions. With that, I'd like to turn it back over to Roger. Thank you.

Roger Teague

Thank you, Dave.

Before we continue, I thought it'd be important to take a few minutes to share with you a video which covers Terran Orbital's earth observation solutions business. Please play the video.

(Video Presentation)

Under the cover of darkness, aggressors are preparing to launch attacks on military targets and civilian populations across the globe. To stop them, friendly forces need to detect and react within a matter of hours, even minutes. On a barrier reef, an oil tanker crashes. There's millions of barrel oil into the ecosystem. Time is critical to prevent the spread and begin clean up. Massive wildfires are moving quickly, trapping hikers and campers. Rescuers need the visibility to see through thick layers of smoke to locate those trapped. A devastating hurricane makes landfall in the night, flooding homes, washing away streets, and stranding thousands.

Timing is critical. First responders need immediate insights into which areas need help first to save lives. In perilous situations where life and valuable resources are on the line, the need for real-time data and visibility is critical. Unfortunately, there are no existing solutions to adequately meet these demands. Physical access to these areas from aircraft is often impossible. Visibility negative. Traditional satellites can take days or weeks to get clear pictures from space, limited to daylight and perfect weather. When answers are needed quickly, there needs to be a different solution. That's where PredaSAR comes in.

PredaSAR is deploying the world's largest fleet of radar satellites, traveling around the earth closely and quickly in low earth orbit. These satellites use a technology called synthetic aperture radar or SAR to see anywhere on earth in minutes. SAR is a technology that uses radar to transmit radio waves to earth and listen to those waves that bounce back. PredaSAR then uses SAR technology to form those waves into pictures, videos, and 3D models of objects. Where traditional imaging satellites needs to sun’s light to capture images, PredaSAR uses radar to make its own light at any time of day, seeing through clouds, weather, and smoke.

For decades, this technology was almost exclusively used by governments. But advances in technologies and more affordable access to space have opened the doors for a wide range of global commercial opportunities. With PredaSAR you can see anywhere in the world in a matter of minutes, no obstructions, no delays. First responders can pinpoint where help is needed the most. Insurance companies can assess where large-scale damage is the most severe. The military can have unparalleled insight into every remove the enemy makes, day or night. Threat neutralized. With lives and precious resources on the line, the world can no longer afford to stay in the dark. PredaSAR will be there when the world needs it the most.

Roger Teague

I hope you all enjoyed that and hopefully it was helpful. I can't overstate this enough. As you saw in that video, the need to clearly and persistently see at all times, it's an urgent requirement. Terran’s next-generation constellation solves this problem. There is a tremendous defense and intelligence market with many use cases. But with an advanced technology product like ours, many other markets will benefit. Today, some commercial and even defense customers wait weeks for delivery of process or observation products. Terran will fix this shortcoming.

As we build out our constellation, there are multiple other commercial market opportunities. Business intelligence, agricultural applications, natural disasters, shipping and logistics are just some important examples of industries that will benefit from persistent real-time imagery.

Over the years, a number of capabilities have been fielded across various air and space form platforms with several very expensive solutions. But none have been able to completely satisfy the most important mission attributes shown on the left side of this graph, including speed, clarity, scale, persistence, and overall business value.

Terran has solved these issues. We can see at night through clouds and smoke, and we will revisit any area of the earth within minutes, 24 hours a day, seven days a week, 365 days a year.

Next, I'd like to turn it over to Eric Truitt, our Chief Solutions Officer, who will describe some of these opportunities. Eric?

Eric Truitt

Thanks, Roger. I started my career in the U.S. Navy and I spent the last 21 years innovating earth observation solutions for the Department of Defense as well as the Intelligence Community. I spent six of those years in Georgia Tech, not as an academic, but commercializing research and development for defense and intelligence customers. One such effort was the technology that's at the heart of the Terran Orbital earth Observation Satellite. I know how to build a solution that the military and intelligence communities need and I know how they'll pay for them.

It's critical to underscore the extensive market opportunity for Terran. While the current market is positioned for commercial growth, there also exists a substantial opportunity with the government, including classified programs which increase the market at least three times its current size. This is because the solutions to date have either been too expensive to commercialize broadly, or incapable of serving the U.S. government demand. Also, many providers are foreign and unable to do the sensitive work with the defense intelligence community that is critical to our nation’s security.

Keys to success in earth observation are what can you see and how often can you see it? Most capabilities to date were electro-optical, essentially a camera in space. Those systems only see the ground about 25% of the time due to weather, air conditions, or darkness. A new technology emerged that could see through these obstructions called synthetic aperture radar. Even the few companies bringing this radar imaging technology to the market are too early in their tech development and are falling short of a needed capability or scale.

While today's providers are fighting for a market that they can address commercially, the Terran Orbital team, with the expertise and security clearances that’s needed for classified work, is building the right constellation to access the substantial classified budgets and address this three times larger market opportunity.

While at Georgia Tech, I advised the government on earth observation constellation, shaping the government’s strategy to leverage commercial solutions to fill classified gaps. I evaluated most of these companies and determined there needed to be a new solution, a more purpose-built technology and business model to meet government demand. My feedback to the government, which still holds true today, is that none of these companies have the three requirements to meet the government's needs. Product quality, on-demand data, and years and years of trusted great relationships. This led me to Terran Orbital.

Traditional satellites are big and expensive, costing more than $300 million per satellite, and that doesn't scale well. Companies like Planet have launched over 400 very small satellites, but they still can't see through obstructions. Emerging SAR companies build satellites that do not have enough power, have low image quality, and don't provide persistent coverage to meet the government's requirements. Terran is building the satellite that is the true Goldilocks of this industry. Capable enough to deliver high-quality products but at a low enough cost to deploy broadly and with the revisit rates and speed the government needs.

To support U.S. Defense and Intelligence use cases, a company needs to be U.S. owned, U.S. controlled and have the experience and trust gained through decades supporting the U.S. government. Terran is the only company with these qualifications. These other companies are outsiders trying to sell into the U.S. government while we're the insiders that came out to build the right capability. I'd like to illustrate how we meet these on-demand needs of U.S. government and also deliver high margins.

What we call on-demand, the government calls tactical relevance. Delivering tactical relevance brings the significant government revenues that we show will grow this market. Tactical relevance begins at satellite 15 with less than 30 minute-data delivery. Terran reduces that timeline down to several minutes with our full constellation build-out, which will make us essential for intelligence, surveillance and reconnaissance use cases.

You can't achieve this build-out without the facilities, expertise, and vertical integration of Terran Orbital. Our vertical integration will enable us to generate more than 5x return on every satellite and recover our lifetime cost in less than one year. What sets our technology apart is that we have the most power. We have the most advanced satellite and antenna hardware, and we have the expertise to build, launch, and operate these satellites on orbit. Our heritage over the past decade evolving these technologies has built a satellite that delivers 20 times more high-quality images to our customers, 12 times faster than any other solution on the market. Our satellites will also be overhead nearly four times more often to see anywhere on the earth in minutes and deliver data directly to our customers wherever they may be.

Roger.

Roger Teague

Thanks, Eric. earth observation is a big market and getting much bigger, especially for a provider like Terran that can serve the unique needs of the U.S. government. A lot of money has been spent over many decades on inefficient, very expensive, old technology systems. Terran's new technology offers tremendous savings to our clients. Customers no longer need to be the owner operator or the developer or the maintainer, we do it for them.

Now on the left side, we've divided the market into three opportunity types. You’ll see other U.S. government, which includes the intelligence community and NASA, second is the DoD which includes the military services, and third, the Commercial and International Partners. The government is already acquiring optical and communications data as a service today. They are working to buy even more data, including earth observation products in the future.

Just one final point. As you look at these projections, please remember that the margins are absolutely incredible. We've got the right man to tell the story, our Chief Financial Officer, Gary Hobart. Gary.

Gary Hobart

Thank you, Roger.

I am Gary Hobart, Terran’s CFO. Prior to joining Terran, I spent 20 years in the buy-side helping to manage over $15 billion in alternative assets with the focus on Disciplined Investing and Fundamental Analysis. I also spent most of the past five years as the ad-hoc CFO of Beach Point’s largest Private Equity Investment. I have a long history of investing in space. I was a pre-IPO investor in Digital Globe and GeoEye, which today make up the earth intelligence division of Maxar Technology.

For over 15 years I’ve been a capital partner to Terran’s co-founders, Marc and Tony, and an investor in Terran for the past four. I invested in Terran because I saw big increases in small sat demand and Terran in an incumbency position to supply it. What Terran does matters. Terran solves important and expensive problems with affordable solutions. We do so in months, not years. Given the cost of legacy satellite systems, I like to say that we solve billion-dollar problems with million dollar solutions.

I also saw a company that was significantly undervalued. Turning to this page, the graph on the right shows the projections we provided to Tailwind Two in October 2021. We're on the path to grow revenues to over $2.6 billion by 2026 and generate category leading margins. 75% adjusted gross profits, over 60% Adjusted EBITDA margins and most important to me, as a steward of your capital, is our 40% free cash flow yield. At $10 a share, this is a unique opportunity.

Let's walk through this model, give you more color.

Starting here with our sat solutions business, we have a 10-year track record of designing, building, and operating small satellites for a broad mix of customers. Our revenues are projected to ramp from over $90 million this year to over $900 million in five years. The main driver of this growth is the shift in customers building one or two prototypes to building constellations of satellites. We have visibility to the near-term revenue with our $68 million backlog as of September 30, 2021. We recently announced $170 million of new contract awards since then and our $9 billion pipeline.

On top of this is our recurring nature—is the recurring nature of this business. Small satellites generally have a use life of about five years, which creates a replacement cycle as older satellites are safely deorbited and new satellites with the latest technologies are launched. We project that our sat solutions adjusted gross profit margins will go from 20% to 30% in the early years and 45% in 2026. We are not assuming price increases in these numbers. Margin expansion is driven by economies of scale for mass producing fleets of identical satellites versus single bespoke satellites. We believe the value of sat solution business alone covers investment day one. What we're doing is just filling increasingly bigger orders with the economies of scale of mass production.

Next is our earth observation division, which is our Company-owned EO Constellation, where we sell SAR data with outstanding data-as-a-service economics. This is essentially an extension of our sat solutions business, with higher growth and bigger adjusted gross profit margins. Our EO Constellation began as a sat solution opportunity. A customer asked us—actually came to us and asked us to build a constellation for them that would provide 24/7 coverage with high revisit rates. Instead, we offered to build a constellation ourselves and then sell them and other customers the data. It's really a win-win for both of us.

This means two things.

First, we increase our revenue growth. Second, we generate high data-as-a-service margins. We expect to build out the EO Constellation to roughly 16 satellites in the early years and ramp up to 96 by 2026, when we project revenues will grow to over $1.7 billion and generate 90% adjusted gross profit margins. Plus, our constellation is capital efficient.

We estimate that each satellite generates over $100 million over its five-year life, yet costs only $20 million to build, launch, and operate. That's a 5x return. While each additional satellite improves our revisit rate, which makes our data offering more valuable, we don't need to launch all 96 to start generating revenue. Our EO solutions business is founded on our expertise designing, building, and operating small satellites on-orbit and enables us to generate superior data-as-a-service economics.

Here on this page, we show our EO Constellation margins next to those of other constellation operators. You see most offerings, including ours, benefit from a 75% to 90% adjusted gross profit margin from selling imagery and data solutions. But notice our 75% adjusted gross EBITDA contribution margin from EO Constellation compared with a projection margin from others.

Why? First, we focus on defense and intelligence sales versus others who tend to have more focus on commercial customers. The commercial market is still underdeveloped. Building commercial demand is more costly than selling to a government and others that already want imagery and SAR data.

Second, our EO Constellation produces unique SAR data, night and day, through obstructions in the high revisit rates. These combine to deliver superior margin profile.

Last, I want to focus on investor returns, specifically free cash flow. The early year investments are primarily related to Capex spend on our EO Constellation. This investment drives a projected 40% free cash flow conversion shown in year 2026. We expect to generate over a billion dollars in free cash flow.

However, we have capital discipline. Our EO Constellation investment can be adjusted at all points. We have the flexibility to trim investment and slow satellite builds if we see customer demand change or see better capital allocation use, or experience capital constraints. We don't need to have 96 satellites in our constellation for this business to payback. Plus, we continue driving returns for you with our sat solutions offerings without sole reliance on completing a constellation.

Summing it up, we have a solid foundation with real backlog, real pipeline and real improving manufacturing heritage. We’ve got a marketing team; we know how to stand up a billion-dollar company and capture the growth we have in front of us. We also have a number of folks who come from the defense and intelligence community. They understand the government’s wants and needs. We have a number of exciting growth opportunities that require investment with the flexibility and discipline to steward your capital. That makes me excited about our Company and what makes Terran unique and compelling. I still think we are fundamentally undervalued.

Thank you for your attention and I'll turn it over to John Siegmann

John Siegmann

Thank you, Gary.

I'm thrilled for the opportunity to engage with everyone in the audience in the new capacity today. As many of you know, I was previously Fidelity's Lead Aerospace and Defense Analyst and managed the Select Defense and Aerospace Fund for the last six years. Thank you for the years of support of me and my prior shareholders. I both enjoyed and learned a great deal from our past conversations and following your written work.

I hope after today you're left with an appreciation of why I feel such a great privilege joining the Terran Orbital team. In my prior role, I led the evaluation of all the new space companies, both private and SPAC opportunities. In my first five years, I think the pace was about one company per year but this picked up to nearly one a week back in 2020. We know the end game here and can anticipate a wide range of outcomes among many of the new companies in the space.

Risky in my view, are companies combining new technology with entirely new markets. History shows, however, the tremendous equity value that can be created by bringing disruptive technology to existing government needs and then leveraging that base load the new markets. Trailblazing companies like SpaceX and Palantir have demonstrated what is possible following this playbook and what I believe is a journey that Terran Orbital is now just starting.

This is what compelled me to first acquire shares in the fund that I managed last year and then go all-in with a career change. As an external investor, it was challenging to assess Terran Orbital’s relevance and potential in government classified markets. This lack of visibility in our key market is challenging for you as potential covering research analysts, but ultimately, I believe creates what I think is a large opportunity for the stock.

What gave me conviction is the validation from Lockheed Martin and the caliber of this mission-focused Management team attuned to the changes in the government market. My recommendation to you is to commit time building your mosaic here. It will be worth it and this is going to be a fun stock to ride. I'm excited you have joined us today and I look forward to your questions.

I'll turn it over back Eric to moderate Q&A. Thank you very much.

Eric Leeds

Thanks, Jon.

Operator, please open the lines for questions. Thank you.

Operator

Your first question comes from Greg Konrad with Jefferies.

Greg Konrad

Thank you. Just, maybe just two questions. One on the build-out of SAR revenues. Can you maybe talk about how much of that is government versus commercial? You made a comment about competitors more focused on commercial. How do you think about the ratio as those revenues build?

Marc Bell

We were assuming that the Constellation at first will be predominantly dominated by government customers. We're not focusing on the commercial marketplace to start. This is a purpose-built constellation with the government customer in mind.

Greg Konrad

Then just on the satellite business. You mentioned the relationship with Lockheed, which was quite strong. When you think about that, how much of their capacity are they out in the future versus maybe other customers?

Marc Bell

What do you mean by capacity? Forgive me.

Greg Konrad

I mean how many satellites do you expect to produce a year in that build, and then what percentage Lockheed is of the future revenue.

Marc Bell

No, as far as the SAR constellation goes, we're going to build all 96 of them in-house ourselves.

Greg Konrad

Sorry, I meant the other side of the business.

Marc Bell

We're building, just in Space Florida alone, we'll be able to produce over 1,000 satellites a year. At our existing facility we don't give out numbers because it really depends on the size of the satellites. We started off doing CubeSats which we don't make anymore and what are called 3Us, which are three cubes of (inaudible) which we don't. Now we're building most things like smaller to large refrigerators. Think 300 kilograms to 500 kilograms for the majority of the orders that we're getting. It's not about necessarily about the quantity but size, but size does lead to quantity down the road.

Greg Konrad

Thank you.

Operator

Your next question comes from Erik Rasmussen with Stifel.

Erik Rasmussen

Yes. Thanks. I appreciate the presentation today and just wanted to follow up a little bit on the first question. Lockheed Martin, your partnership there seemed like it's an important part of the story. Can you talk about the exclusivity of that relationship and maybe the benefits of having that strategic relationship with them, and then maybe just on that same topic, does this relationship, does all the IP in those satellites prevent you from securing business with other defense Primes and maybe even other commercials—on the commercial side?

Marc Bell

Sure. First, the strategic collaboration we have with Lockheed Martin isn't exclusivity. It's a framework for working together. There are many things in the agreement, everything from teaming where we team on programs. Sometimes they'll Prime a program, sometimes we'll Prime it; we can co-Prime them. Also, it also addresses how we deal with SAR as they'll assist us in the processing of SAR data. They’ll also assist us in everything from additional technical resources to help.

The way we look at it, as we position ourselves going jointly out to market to customers, it's the world's largest satellite manufacturer coupled with new space and we've been very lucky to have them as a partner. We did a bake off between all the public Primes and we settled on Lockheed because we felt they had the most to offer compared to everybody else.

I should also mention here we had a lot of competitors in the early days. Blue Canyon got acquired by Raytheon, Millennium got acquired by Boeing. To the best my knowledge, of the last independent manufacturers of small sats of the United States that can handle classified work, but we are independent.

As far as the questions on IP, the IP that we have, we own our own IP. We make over 65 modules in-house today, we own 100% of that IP and we continue to expand our intellectual property portfolio.

Erik Rasmussen

Great. Maybe then just one for Gary on the financial targets for the overall business, both near term and long term. How should we think about handicapping the model given the highly changing and uncertain nature of this industry and just your own addressable market?

Gary Hobart

I think the way to think about it is on the sat solutions side of the business, we are already in a position where we're the incumbent on existing prototypes and satellite programs. They're now going into the constellation phase and to me the basic handicapping there is maybe two-fold. Handicapping: will the government look to a cheaper solution that can be deployed rapidly, that solves their needs replacing billion-dollar systems? Will they do that or will they not do that and continue with legacy systems and look to alternative ways of collecting data and protecting national security?

We believe that that's a very strong likelihood that they will continue with the path of using small satellites and building out orders and so we have a lot of confidence in that but that would be one way to handicap it. Quite frankly, the second way to handicap it is mostly execution. We're seeing bigger and bigger orders and what our goal is now is just to fill those orders on time and at a good price and that really is the two things to handicap.

Erik Rasmussen

Great. Then maybe just on your facility that you're going to be building out in Cape Canaveral. Where are you on timing of this and maybe talk about the structure or the terms of the deal and maybe some background on how this came together and then the last six months or so, what we've all been talking about in tech and industries, supply chain disruptions. How could that be impactful to the model?

Marc Bell

Sure. It’s Marc Bell. Let me talk about both of these. Space Florida came together. We got approached by the state of Florida about a program they have called Space Florida, where they provide economic incentives to people moving into the spaceport there.

We began negotiations about a year ago. We signed a letter of intent for $300 million investment by the state to build a 650,000 square foot facility, but $220 million of that is for the actual facility and $80 million of that is for the FF&E that goes inside the facility. The way the transaction will work is that post de-SPAC, they go to the market to raise their money and then we will sign a lease on the facility which should be about a 33-year lease, and it’s coming along fine.

We've already started drawings and everything else and we're just waiting for the de-SPAC to move forward and then it's about 36 months from the time we sign to the time we open the facility, give or take. As far as supply chain goes, we are just like everybody else affected by supply chain, both in terms of COVID, being where our suppliers were shut down and had issues restaffing, to getting access to chips. That continues to be a problem today. It is starting to get a little bit better, but we see that being a problem throughout 2022 at the rate we're going, getting access to the chips and components we need. But every month it eases up a little bit at a time.

Erik Rasmussen

Great. Thanks, Marc. That was helpful.

Operator

Your next question comes from Ron Epstein with Bank of America.

Ron Epstein

Hey, good afternoon. Maybe just some high-level stuff. The SAR technology that you're using in the satellites, how do I frame it... How proprietary is it, and what's the barrier from another competitor getting at it?

Marc Bell

Yes, Eric Truitt, you want to talk about it?

Eric Truitt

Yes, so certainly. With proprietary, it’s been under development for about five years. It was developed specifically to stringent mission needs of the U.S. Government. It was done by advanced R&D teams, built on top of a legacy of about a decade’s worth of antenna and aperture development done at the Georgia Tech Research Institute. It’s proprietary and it’s a barrier to entry in the sense of our competitors would have to go through a couple of generations of development and a complete change in their spacecraft design in order to support the same technology. But it also delivers a unique capability that’s far surpassed with anything out there commercially today or that we’ve seen planned.

Ron Epstein

Got it, and then maybe just a couple of other related follow-on questions, and again, this is a super high level question. You're seeing in the everyday press that Starlink satellites could be crashing into other folks’ satellites and this and that. How do you mitigate that risk? What is too many small sats and can the growth of this market really happen as fast as people hope? Is there enough control of what's going out there to allow the market to grow as fast as people hope? I guess that's what I'm saying.

Marc Bell

Absolutely. There's a lot of space in space. You think about it, you have your 43,000 miles of wide space and under 20,000 objects where your 3.2 billion cars just covering on a single plane on the earth, with only 40% landmass coverage. In the future, if you're flying in a plane in the cockpit, they have something called TCAS, which is the traffic collision avoidance system, and if you've ever heard it say, “Pull up, pull up,” which is not a good sound to hear, it is—that’s going to be the future satellites being built. They will be able to get out of each other's way in the same way airplanes get out of each other's way currently.

We're also working on a project called Space Situational Awareness, where we're helping to map out debris in space and satellites in space to help with what you'll call space traffic control to make sure that satellites don't bump into each other.

Ron Epstein

Got it, and then maybe along the same lines, it seems like there's a lot of companies going after some form of earth imagery, maybe not necessarily SAR images but either photo images or some sort of radio telemetry of some form or another. When does this market get too crowded, or is that just an irrelevant point for you guys because nobody else is doing SAR?

Marc Bell

Yes, it's irrelevant for us. There are a lot of companies out there that are one-trick ponies. They just do imaging or are they just do RF. Our primary business, our satellite solutions business which is our core, we're payload agnostic. We build everything. We build everything from electro-optical to RF, to 5G to internet-of-things, to SAR, whatever the customers are looking for.

This was a unique opportunity we had to build a constellation, to augment and supplant what the U.S. government has today and so it's a very purpose built constellation for a very purposeful customer but we’re not married, we’re not a one-trick pony. So let's say hypothetically that customer isn't there when we start building out and launching our constellation we stop, because our core business is providing buses and solutions to our customers and then maybe other opportunities for other types of constellations down the road.

But we picked the constellation to develop that has very, very high barriers to entry, that we have a very unique knowledge level on, which makes it very difficult for people to come in and compete against us. SAR has been around for 50 years. No one’s succeeded yet in putting a commercially owned constellation in orbit. This will be the first.

Ron Epstein

Got it, got it, and then if I may, maybe just two more and then I'll hand it off to someone else. We've seen that the small sat industry be plagued with delays and launches and getting technology out, following several companies now where things just keep getting pushed to the right. How can we be confident that, that won’t be the case for you guys?

Marc Bell

It's all these damn startups, I tell you. They’re killing us some days. You think about it, everybody thinks it's so easy to just go ahead and build a satellite and put it into orbit, and I had a conversation the other day trying to explain it to somebody, it’s not. You have an object that’s moving at six kilometers per second, that has to work every time. It’s not like your car, you buy a new car, you pull out of the dealership and it breaks down, they tow it and fix it.

We have to get it right every time. There's no margin for error and we've been doing this longer than everybody else. We are the guys who created this whole industry. We invented the CubeSat. If you look at all everybody’s plans, Spire, BlackSky, everybody else, they're building off the building blocks of the technology that we created. We’re in a very unique position that we've been doing this over and over again quite successfully and practice does make perfect.

Ron Epstein

Got it, and then my final question, when you think out five years from now, 10 years from now, you're going to be a young public company. Where do you see yourself five years from now, 10 years from now?

Marc Bell

As a company?

Ron Epstein

Yes.

Marc Bell

We’re going to keep growing. We've got lots of plans and lots of ideas. We're building autonomous vehicles in space and drones in space. There are enormous opportunities for us to continue to dominate what we do. We were one of the first to do it, to build a small sat, and we continue to add new functionality and technology to our buses. Our goal is, over time, to build standardized processes that will have incredible functionality in them and to mass produce them, which will continue to drive down the costs. We’re going to be driving down costs, increasing functionality, and increasing our margins at the same time.

Ron Epstein

Got it thank you very much.

Marc Bell

Thank you.

Operator

Your next question is from Josh Sullivan with Benchmark Company.

Josh Sullivan

Hey, good afternoon.

Marc Bell

Good afternoon.

Josh Sullivan

If you look at the reoccurring nature of just the LEO satellite constellations, how are you pricing that? Is each satellite a new sale? Are there reoccurring features you're building into contracts and backlogs? Just curious how you are taking advantage of that reoccurring nature of the market.

Marc Bell

Well, it’s not necessarily reoccurring because you need to replace them every five years, but the reality is you re-price it because the satellites that we're building five years from now will be very different than the satellites that we're building today because the technology is evolving enormously quickly. The satellites in five years will be different products at the end of the day. We're seeing a trend that people are building bigger and bigger and no longer building the Cubes anymore because the reality is there are features that you want in a satellite like collision avoidance, that you can't do in a very small satellite and you need power. If you look at our PredaSAR satellite, if you line up everybody else doing commercial SARs today, we’re larger than everybody else combined. That's because power means the ability for us to image and download it in a single path on the earth, and to image the earth on the back side where there's no sun.

There is a reason that it's very inexpensive to go small but you don't have the quality that people want. The replacement cycle—sorry, go ahead.

Josh Sullivan

No finish.

Marc Bell

And also mission operations is also recurring revenue. We're finding more and more people, especially commercial customers, want us to operate their satellites for them. You will see more and more mission operations growing revenue stream three, four or five years from now.

Josh Sullivan

If we look at the pipeline, and you talked about the cadence of customers first testing out one to three satellites before ultimately ramping up to 100-plus constellations. What do you think that ultimate conversion rate is between they've tested it out and it's worked and now they want to move up to those bigger numbers? Then do you have any customers that have transitioned outside of Lockheed at this point?

Marc Bell

I'll answer the second question then I'll turn it over to Gary. Lockheed is an intermediary on most cases between us and the customer so we work with Lockheed for the customer hand-in-hand. They’re the Prime and we are the subcontractor which is a relationship that we like because Lockheed also always pays the bills and the U.S. Government always pays their bills but we're starting to see people now, they will go from one to three and then go from three to 10 and you are seeing people thinking bigger as they're getting more and more comfortable with small sat.

Gary, do you want to answer the second part?

Gary Hobart

Yes, I want to make sure, if I haven't addressed it, please ask again but what we're seeing is both in the government civilian agency and the commercial players are that they've been prototyping with us the last 10 years, last couple of years and now what they're doing is they’re moving to the constellation phase and this is just across the board, so you might have a weather satellite constellation that's ordered the first two from us and now they're in the process of ordering four.

The SBA is in the process of awarding the next tranche, if you will, of awards. I overly generalize because we don't provide specific customer level details but across the board, the basic trend is they've proven out this is a satellite bus and the payload that works for us and now we want to start scaling it up by doing a dozen and then 100. If I haven't addressed your question, please go ahead and come back on.

Marco Villa

Gary, if you allow me, just to point out the fact that also on the commercial world we have seen that transition. We currently have customers that have gone through that transition and so we went through the different phases that we have highlighted before and others are in the transition phase right now and so they are gearing up to actually go across into the full constellation.

Josh Sullivan

Got it, and just with the Florida facility, you're planning on having an annual capacity here, more than 1,000 satellites per year. You referenced that need for 50,000 satellites or so in the next 10 years. Curious what you think the industry capacity is for manufacturing and then what market share you're going to have of that on an annual basis?

Marc Bell

Well, it wasn't the industry saying 50,000 satellites, it actually was the U.S. government that said that. I believe it was the Space Development Agency that said it'll be 50,000 satellites built over the next 10 years based on their own projections. As far as market share goes, I believe in any industry or any industry I’ve been in, and this is the fifth unicorn that I’ve built, that you either need to be number one or number two in any industry that you are in and that's what we aspire to do, is to be, for market share-wise, the number one or number two position.

Josh Sullivan

Thank you for taking time.

Marc Bell

Thank you for coming.

Operator

Your next question is from Robert Spingarn with Melius Research.

Robert Spingarn

Hi. Good morning, a couple of questions.

Marc Bell

Good morning.

Robert Spingarn

Just looking out across the industry, there are a lot of newer space companies that claim to be vertically integrated and they're going to manufacture their own satellites but many of these are, as you know, just burning through cash, needing to raise additional capital. Do you think that some of these may come to change their make-buy decision and come to Tyvak for satellites and would you be interested in accommodating that?

Marc Bell

Funny you say that. We have these conversations almost weekly now with people realizing they should not have tried to do it on their own and do it with us and we're picking and choosing work we take. We look at commercial customers, we look at their economic viability. We look at the solutions that they're providing. We look at the market that's out there.

So we're making a business decision, not just on building the satellite which is the easy part, but who's going to win and who do we want to do business for and who do we want to work for, because the last thing we want to do is build satellites for somebody who is going to go out of business or someone who isn't fully funded and that's why we like government work because they always pay their bills. But we always want to back a winner. It's just like as we do in investing, you want to always back the winner.

Robert Spingarn

Okay, then just quickly, could you talk about, you said you're expanding Irvine? What's going to happen there in comparison to what—I think we understand what's going to happen in Florida, but what's happening in Irvine with that expansion?

Marc Bell

We're growing, we need more assembly space, we need more production space. Space Florida is still at least three years out and I need to fill that gap so you will see, not only what I did today, what we did last week with acquiring another 60,000 square feet but we will continue to add square footage in Irvine until Space Florida is ready.

We're seeing tremendous demand, both from the commercial, civil, and government sectors, both here and abroad, and we're pacing ourselves to grow. We’re growing rapidly. We almost tripled our workforce in the past 12 months but we need controlled growth. We’ve built rapidly growing companies before but it needs to be controlled, managed growth, which is why we're doing this in a very managed and controlled way.

Robert Spingarn

Okay, thanks, Marc.

Operator

The next question comes from Stefanos Crist with CJS Securities.

Stefanos Crist

Good afternoon and thanks for taking my questions.

Marc Bell

Good afternoon, thanks for coming.

Stefanos Crist

I just want to start on the satellite solutions. Could you maybe give us some detail on what you expect the end markets of those satellites to be in? Mostly earth observation or communications or something else? Is there a split that you had in mind?

Boris Becker

I think the sweet spot for us, as Marc mentioned earlier, is that we can build satellite buses that are in essence payload agnostic and as our customers come to us, whether we're subcontracting or if we go to government contracts where the government provides a payload, we can provide buses that meet the needs for those payloads.

Singling up on specific designs that can proliferate across different payloads and different constellations, or we will continue to build the buses and the payloads for our own earth orbit constellation and refreshing those as we build out the constellation. It's really a matter of having the expertise in building out the buses and providing what the customer needs, whether that's a bus, whether that's integrating the payload ourselves or potentially even integrating a payload for them, that we might build.

Stefanos Crist

Got it. I just want to rephrase. What end markets do you think are going to drive the most growth for manufacturing?

Boris Becker

Well, again, it will be what the market looks for, whether that's Internet of Things, which is a burgeoning global business area in the commercial space or the earth observation mission area, separate from our own earth observation or any number of other mission areas. In particular, we talked about the government customer, I focused again back on the Space Development Agency and the different layers that they're building out. Currently, we’re the incumbent on the first tranche or the first group of transportation layer or communication systems for the Space Development Agency and they are about to award out their next tranche or the next group of communication layer or transport layer satellites that will be several times larger than that first one. There will be other layers inside the Space Development Agency’s architecture with different kinds of payloads and so I don't know that there is one particular area where we’ll drive focus. It will really be based on the customer needs.

Eric Truitt

Okay, if I can jump in here also. When we're talking about SDA and the different tranches and whatnot, you are really, from a Department of Defense standpoint, they're looking at all the battlefield functions, whether it’s communications, whether it's sensors, whether it's battlefield command and control. It’s really across a plethora of different types of attributes that we need to have for the warfighter.

Stefanos Crist

Got it. Thanks for taking my questions.

Operator

Your next question is from Cai von Rumohr with Cowen.

Cai von Rumohr

Yes, thanks so much. Your services business, essentially if I'm someone who wants to develop a service and I have IP in terms of a package, why wouldn't your development of a solution compete with mine? Isn't there a conflict of interest there potentially?

Marc Bell

The only service we're offering is the synthetic aperture radar, software-defined synthetic aperture radar, which the only customers that do that today are pretty much government customers and we still do work for them today.

Cai von Rumohr

As we look at your forecast, all those revenues are predominantly government related?

Marc Bell

Correct.

Cai von Rumohr

Okay, interesting. Then is your secret sauce building the satellite or the packages? Because if it's building the satellites, why wouldn't people buy your satellites, put their packages on, and basically have someone else operate it? Your secret sauce is the satellite, correct, and building them at scale and high volumes so the costs are very competitive?

Marco Villa

Well, it's the issue of cost and it's the issue of quality. Remember, we call it the bus being the satellite and the payload is the solution, and we're payload agnostic. We'll build any payload that somebody wants.

Cai von Rumohr

If I want to send a satellite out and I'm building the payload and you build the bus, then I have to go to SpaceX rocket lab to put it there, what percent of the total installed cost, if you will, of my satellite constellation is going to be the bus, per se? What percent would it be roughly?

Marc Bell

It all depends on the payload. You can have little payloads that could cost hundreds of millions of dollars and—or you got payloads that cost a few dollars so it really depends on the payload in a mission. No two are alike.

Cai von Rumohr

Right, but if the payload is very expensive, theoretically, if someone else has an acceptable bus, the cost of the bus is not as important as—in the total equation?

Marc Bell

It's the integration. We help somebody take our bus, integrate it, if they have their own payload, with their payload, then we do the launch integration for them. We'll build a deployer for them that they can use to work with SpaceX or Rocket Labs. We’ll help integrate that payload onto the rocket and then we'll help manage their satellite once it's launched.

Then we have our ground stations that can help operate it afterwards. We don't mind customers that say, I have my own payload. That's okay, but we go to help them with that payload as well and we go to help make sure technologically the satellite is going to work when it goes into orbit.

Cai von Rumohr

Can the satellites, are they going to be as efficient if you go on Rocket Lab or SpaceX, are they going to be agnostic to the launcher in terms of efficiency?

Marc Bell

Well, launch is a matter of cost, it's a matter of orbit, it's a matter of timing. There are a lot of variables that go into launch. By the end of the day, you have to get it into the right orbit, the right inclination, and for the right price.

Cai von Rumohr

Who do you see as competition? SpaceX is putting up Starlink. I don't know, what is it, 14,000 satellites. Presumably, they know how to make a bus and they get scale, so presumably they can make them cheaply and they can launch them. Are they ultimately your big competitor here?

Marc Bell

No, SpaceX is building Starlink for their own use and their own use only. They're not competing with us on programs.

Cai von Rumohr

Are you worried that they might? If they're building all these satellites and have low costs, that they'd build them for others?

Marc Bell

They're building a single kind of satellite with a single payload. It's a business. That's what they are doing. We don’t sell a product, we sell a solution. A customer comes to us with a problem that they need to solve from space, and we help them to solve from space. We don't say, oh, here's the bus, why don't you buy it? It's a different kind of sale. We're selling a solution to the customer, we're problem solvers. That's why we call it satellite solution. We’re not here to sell product. A company like Planet will sell an image that's a product. We're selling a solution. What can we help you solve in space?

Cai von Rumohr

Got it. Thank you, very interesting presentation.

Marc Bell

Thank you very much, thank you for joining us today. We really appreciate it. Eventually, we'll get to the text-written questions as well, we're just doing the call ins first.

Operator

Your next question is from Myles Walton with UBS.

Myles Walton

Thanks. Good afternoon. Hoping to actually just maybe clarify that last answer quickly. Isn't SpaceX under contract for satellites for the FDA mission on a tracking layer? Would that not be a stepping stone to be competitive in this market?

Marc Bell

We saw them on the tracking layer. I haven't seen them anywhere else. To the best of my knowledge, they're not doing other commercial work. We do know they did the original tranche on the tracking layer and that’s about it. I don't know if they're bidding on tranche one or not. We'll find out in a few weeks. But that's all for transport. But your guess is good as mine, but we haven't bumped into them anywhere.

Myles Walton

Fair enough. I was wondering if you could just give a little detail on the constellation, the 96 satellites, the 24 planes, the size of 350 kilograms. How much has that changed, say, over the last couple of years? Where was it? Where is it? How static has that remained? Obviously, it's reasonably different than any other players and particularly on the size side. Maybe just give us a little bit of history there if you can.

Eric Truitt

Yes, absolutely. The reason we have a large small satellite is twofold. Number one, because we designed this constellation with the government customers, things stood out like how much during each orbit do we want to be actively collecting? To be able to cover all of the areas in a timely fashion that our customers want to collect it. To do that with radar that's very power-hungry, you need to have a lot of power storage, a lot of batteries on board. But you also want to have a bigger antenna because it gives you better quality products. The only way to do that is to have a larger satellite.

Now five years ago, when our competitors were starting off, launch costs were very high and their goal was to miniaturize everything just to be able to afford launch to use their capital more for the satellite. We had the vision to see those launch prices coming down, to see the launch market commoditizing much more than it was five years ago. We didn't share that same concern about being able to have affordable launch when our satellite was ready to actually go up and start building out these constellations. We built the right size satellite that the customer needed.

Now what we see is our competitors are going to have a generation or two more as they start to scale up to larger satellites. What's really challenging about that is it's not easy to go from a CubeSat small satellite, some of the smaller satellites like our competitors built, to a larger vehicle. That takes, in our case, a decade of experience in building high-quality modules and flying those and having on-orbit data so that we can improve and increase the size of vehicles.

Those are still the obstacles that lay in front of our competitors to get to larger and we're already there. That's why we're confident we're delivering a solution that will deliver a high utilization rate when it gets on orbit because it's already sized appropriately for the radar system that we're delivering to space.

Myles Walton

I guess the conclusion is this is a pretty static design over the last couple of years, it hasn't really moved too much?

Eric Truitt

We've changed the internal technologies as those have evolved as our customer demand has changed. We certainly had continuing conversations with our customers and we've made changes that continue to meet their needs. One of those we announced, for example, was an award publicly we announced with the Air Force Research Labs, along with DARPA and with the Space Systems Command out in Los Angeles where we're putting an optical intersatellite link on our PredaSAR vehicle.

In doing that responsiveness, we've made some evolutionary changes or additional payload adds to the vehicle, which still puts us in a market-leading position, but also increases the future utilization of our constellation because we know we're going to meet that. There were some specific demand signals that the government has put in there. That's the type of changes we've made.

Substantially, the aperture technology, the radar payload technology, that hasn't necessarily changed because, again, it was a state-of-the-art design, our main state-of-the-art design. It's only been some of the other slight improvements in response to demand.

Myles Walton

Do you have a similar advantage as it relates to delivery of actionable data and information, not just the revisit rate but the actual collection to exploitation? Do you have an idea as to how much of an advantage you have beyond just the revisit side?

Eric Truitt

Yes, sure. We have software-defined systems onboard the vehicles. We have software-defined communications, just like we have software-defined mission capabilities. Those software-defined capabilities on the communication side allow us to make those direct deliveries, whether it's satellite to satellite with our optical intersatellite links as we are putting on board, but also onto the terrestrial domain as well. That allows us to be very flexible and to be able to work with our customers to make sure our system has the same communication characteristics as their systems do as we can talk directly to them.

We have a ton of flexibility. Our satellites are essentially updatable on-orbit. Even after we've launched a satellite, we can continue to upgrade and extend our capabilities. We stay technology relevant until the end of our design life when we refresh with more evolutionary technology on the hardware side as well. We also operate our own ground stations. As a Company, we have an ability to host processes and capabilities to our customers to test and demonstrate those direct capabilities on our own so we’re not truly reliant on third-party for our ground capability as well.

Myles Walton

Then maybe a follow-up for the last one, I think to answer Cai's question, you said that satellite solutions was broadly the government as the source of that revenue stream. Within your earth observation solutions, what's the percentage in 2025 or 2026 that's commercial versus non-commercial?

Gary Hobart

I'll take that. We're not guiding on actual mix from the model other than to say that we look at as majority coming from the government.

Myles Walton

Okay. Thanks, guys.

Operator

Your next question is from Colin Ken Fu with Barclays.

Colin Ken Fu

Hey guys, thanks for the question.

Maybe just revisiting Myles's comment there with respect to the timing of delivery. Can you maybe give us some more color on either the minutes it takes or the time it takes to deliver synthetic aperture radar image? Then maybe what is the time to delivery to provide actionable data? Then if you can't provide those metrics, maybe talk us through what investments you've made within your data sciences team, asset identification, AI machine learning, all that. Thanks.

Boris Becker

Yes, sure I won't give a specific number for a couple reasons.

One, I don't think we've publicly shared any of our intentions on that, but I'd also say that our customers have different needs. We're responsive to those. Whether it's delivering in minutes or whether it’s delivering not in minutes. Some customers don't have that time period currently, but the ones that do, we're focused on. We've made sure that the capability to deliver tactically relevant data on timelines that meet our customers need is there. It certainly wouldn’t be helpful to our customers if we had a satellite overhead every three minutes that couldn't deliver data rapidly. I think it's fair to say that we're focused on operating inside our customer's decision space. Even in the military, you will see that being different in different situations. That is the capability that having a software defined platform brings, as well as a substantially upgradable, expandable capability.

The other piece that you asked about with AI machine learning. Certainly, there are aspects of our system that deliver that kind of capability. We use that not only in processing our payload data but also we look at that to perform improvements across our mission operations and mission planning, and other spaces. But we also have partners that have that capability as well and we continue to work with that across all aspects of our business to incorporate AI machine learning as much as possible, where it drives down cost and brings additional capability and solutions for our customers.

Colin Ken Fu

Got it. Just to be clear, when a customer orders your analysis, is it correct to assume that they'll be buying raw imagery data or will they be buying asset identification in the full analysis package?

Boris Becker

Yes. Right now, we're focused on the needs of our customers. Some of our customers do prefer raw data, and certainly, where we can do that, we do that. There are different levels of processing we do, but to be fair, we're not going to try to take on the full end-to-end industry that's out there for bringing data together for multiple solutions on the analytic platform side. There's businesses that do that, that are partnered with us. For example, even Lockheed Martin has decades of expertise in processing SAR data and we work very closely with them in those types of solutions. We bring that data together with our partners and with our third-party resellers and brokers.

Colin Ken Fu

Got it. Thanks. Then with respect to the SDA ramp, are there scenarios that we should expect in terms of competitive win rates or whoever wins out in the next tranche? Are there scenarios where someone might win, where Terran Orbital doesn't ramp into SDA? Are you reliant on an LHX or a Lockheed Martin win in order to ramp into the SDA constellation?

Boris Becker

Well, we'll participate with our partner, Lockheed Martin, where that makes sense. As we look forward towards the SDA announcement of tranche one for the transport layer, we'll see where that shakes out. That's a significant stepping stone towards the future tranches two, three, four, et cetera.

Then there's other capabilities where we could compete for the tracking layer, for the command and control layers, et cetera, whether with our partners or as a Prime, that's all ahead of us. The beauty of SDA is that they're following the direction that they've received from Congress. In multiple National Defense Authorization acts, there's language that actively directs the Department of Defense to seek commercial space-based capability providers. We're right in that sweet spot. As those future opportunities unroll, we will be poised to take advantage of them.

Colin Ken Fu

Got it. Then last one for me. But if you think about how you went out versus other bus providers or other satellite component providers, can you talk us out through—talk us through how you compete on price versus capability and how much of your price advantage is based on the assumed ramp of the Florida facility?

Marc Bell

We look at—we don't ever want to compete on price. We always want to compete on our abilities. Obviously, it's a competitive market out there for price. But a lot of times we're competing against the big Primes. We have a natural built-in price advantage. But it's not reliant on the facility in Space Florida. That facility will allow us to be Industry 4.0 and do things very efficiently and very robotically, and then continue to lower our price point and continue to increase functionality. But it's by no means reliant on the building in Space Florida.

Colin Ken Fu

Got it. Got it. Thanks for the color. I appreciate it.

Operator

Your next question is from Peter Arment with Baird.

Peter Arment

Yes. Thanks. Good afternoon. Hi, Marc.

Hey, thanks for all the details and the presentation. Maybe just a quick one on just the launch cadence and maybe just give us some details on just confidence around, you get two satellites up this year, 16, next year. Just the timing around that, how we should think about how quickly those convert into revenue generation. Is it a 60-day lag or how should we be thinking about that? Thanks.

Marco Villa

No, I was just going to say, the nature of the launch is going to certainly be timed with respect to the needs of the customers as you were saying before. This is the nominal plan that we're showing. When it comes to revenue that is actually spread of revenue, that comes in even earlier on. Even right now that we have been launching satellites in association to some of the studies that we've been doing and the integration into the end-user. That is going to evolve. Evolve depending on the type of—based on the type of analysis or the type of data ultimately, services that the customer needs. It's very hard to pinpoint exactly how it evolves for every different situation. But it's spread across the different years as you see.

Peter Arment

Appreciate it. Thanks, Marco.

Marc Bell

Gary, do you want to add something?

Gary Hobart

I think we addressed it. It's up.

Operator

Your next question is from Ruben Roy with WestPark Capital.

Ruben Roy

Hi. Thanks. First, I just had a clarification from Marc or Gary, just around the revenue buildup for the earth observation revenues in your model. I think I heard you say it's at least through 2025, 2026, to the extent that you've got the model shown to us, 96 satellites predominantly being sent up for U.S. government earth observation applications. Is that the right way to think about the model near-term? Then I had just a quick follow-up.

Gary Hobart

Yes. Exactly that. I'm not sure if I'm following your question, if you want to follow it up, but the way you summarized it, yes.

Ruben Roy

Yes. I was just trying to get—I think someone asked you on mix, Gary, and I just wanted to make sure that I understood. I think just exactly that you guys were building up that revenue to ’25, ’26, based on what you've seen from your government contracts, et cetera, or pipeline.

Gary Hobart

Given the team that we have and the length of time we've been working on this particular solution, we feel like we have pretty good insight into what the needs are and what the demand is. We need to be very careful, just given the nature of what it is and where the demand is coming from, on how we describe the mix. That's part of the reason why it's stated the way it is. The ramp-up is us, as we have more capacity in the sky, delivering more data, high revisit rates, it's ramping with the actual unit account. But as far as how the mix works and where it's coming from, we really have to limit the amount of disclosure we provided.

Ruben Roy

Thanks, Gary. Just following up on that, I think Marc mentioned, if you think about medium to longer-term opportunities, it’s a much bigger pipeline that you guys are talking about. I think you said $9 billion. As you think about that longer-term pipeline, you did mention that earth observation is going to be faster growth, obviously higher-margin. Maybe, can you spend a minute just describing how we should think about the longer-term opportunity? Is it really going to be transitioning over to earth observation, or do you think—you guys are already the world's largest satellite manufacturer, or is it going to be more of a—is the mix going to be a little more even, or how we should think longer-term on that pipeline that you are building up?

Marc Bell

If you think about it, we got, just at September 30, we had over $170 million in new awards and contracts and we're continuing to meet with customers. We're continuing to add new missions, new programs from all over the world. Remember, this is a global opportunity for us. Roger likes to always say walk, crawl, run. We're walking and starting to crawl as we slowly build up our business.

But we see—if you look up at space, the real estate market, there’s a lot of space in space. There's a lot of places that we could fill, but we're evolving to meet and support things—(inaudible) business as it comes along. We're doing integrations, we’ve got the PredaSAR with OASL. The other thing I'll answer, Caleb had asked the question, Henry had asked the question in text about why it’s taking so long, why we delayed PredaSAR a little bit on our current timeline from when we originally came out with the idea? It's a great example because we were able to integrate other things into the satellite. We don't need to be first, we need to be the best. MySpace was the first, Lycos, Yahoo, RealNetworks, they were all the first, but they didn’t end up winning at the end of the day, and we view PredaSAR as a winner, and we're taking our time and getting it right.

Ruben Roy

That's helpful. Thanks, Marc.

Operator

Your last question on the phone is from Chris Quilty with Quilty Analytics.

Chris Quilty

Thanks, gentlemen. Marc, I just wanted to follow up on something that you said about the contract awards. Can you give us some more flavor on are those commercial or government? Presumably they are more on the satellite manufacturing than the earth observation side. Are there any single large awards buried in there or is it a mix of smaller awards?

Marc Bell

It is a mix of awards. We do not announce customer business unless the customer wishes to announce that, and that is always left up to them to announce the breakout and the mix and everything else. We let the customers make their own announcements on their own time line.

Chris Quilty

Got you. Government versus commercial mix, can you give us that?

Marc Bell

Same thing, with our customers deciding their own timelines, how they wish to announce things, though we do feel comfortable announcing revenues, and the future revenues, contracts.

Chris Quilty

Okay. A question on the satellite, just to confirm a number I thought I heard and maybe I transcribed it wrong. A satellite cost of $20 million per satellite?

Marc Bell

Gary?

Gary Hobart

Yes. The cost to build, launch, and operate is $20 million.

Chris Quilty

Okay.

Gary Hobart

This is for a constellation.

Chris Quilty

I understand. That, across 96 satellites, is about a $2 billion investment. A question on the satellites themselves. You are talking about the larger size and capabilities. Can you give us a sense of what sort of duty cycle the satellites have? A separate question on key technologies. It looks like from the image, you are using a phased array antenna. Is that something developed internally or something that you are sourcing?

Eric Truitt

Yes, I won't comment yet on the duty cycle. I don't think we have put those results out publicly. On the antenna side, it is a mix of both. Built on a heritage of working, and again, specifically, in my past, I worked, even before I came to Terran Orbital, on the foundational designs. But this really has become our own design. We have created and continued to evolve the capability for the government, and we are manufacturing this solution ourselves in-house. It is our IP and our capability.

Chris Quilty

Great. When you think about the SAR market opportunity, you are obviously focusing on the government side of that opportunity. I think the most recent study contract from the NRO was received as disappointing in terms of both the size and duration of that. What gives you the confidence that there are significantly larger contracts behind that? Especially in a government environment where they are also being pressed to contribute more money towards the electro-optical side and radio-frequency mapping, and other phenomenologies.

Roger Teague

Chris, this is Roger Teague. I disagree. I would tell you that we are very encouraged by the NRO award because it is consistent with what Marc mentioned earlier, and having been on the government side as a government acquisition official, the government likes a crawl-walk-run approach. They like to build the business case first. They like to build the business relationship and demonstrate, in this case through modeling and simulation, the capability at its infancy, and then evolve it and grow it from there, in a very deliberate fashion, ultimately leading to service level awards and agreements that will emulate and likely exceed or at least be comparable with the kinds of awards that they have had with the electro-optical awards in the past, that they have maintained over the last 10 years or so.

We think it is a real opportunity. We are very excited to be at this stage, to move forward with the NRO, and being able to provide the kinds of complementary capabilities that we know are going to make a difference.

Chris Quilty

Would you expect that future contract awards continue to come out of the IC and the NRO or do you think there is budget within Space Force and the Combatant Commands, for more tactical…?

Roger Teague

Yes, I believe that. I am sorry. I did not mean—I thought you were done. Sorry, I cut you off.

Chris Quilty

No, not at all. Go ahead.

Roger Teague

I am sorry. There is a delay. I did not mean to cut you off.

Chris Quilty

Your floor.

Roger Teague

Thank you. I was just going to say that in my discussions across both the DoD and the IC, and you are seeing it I think as well through Congress, as well as the Executive branch, deliberate intent on behalf of our nation's leadership to take advantage of commercial capabilities. It is in the NDAA. It specifically directs pursuing commercial and leveraging commercial capabilities rather than traditional programs of record. That is encouraging in that they are trying to steer and evolve and grow new architectures and to be able to take advantage of commercial capabilities where possible across every space mission area. I think it is important. Obviously, it opens up a tremendous opportunity here for us in the radar and earth-sensing kind of business.

But to the earlier questions, it opens up every space mission area that Terran Orbital will be able to take advantage of. It is not just the NRO, it is the Space Force, it is the Air Force, it is all of the services and agencies. Clearly, these initial kinds of awards are critical for us to be able to go forward and demonstrate our capabilities and then move forward from there.

Chris Quilty

Great, and final question: you have emphasized the revisit rate and delivery—timing of image delivery as key differentiators, and you certainly have the biggest plan for the largest constellation of any of the commercial providers that are out there today. Can you also comment on—you have mentioned you have your own ground network. Is the plan to build out a fully global ground network that will allow that rapid download of imagery? Or is the longer-term plan to move towards an optical cross-link architecture?

Marc Bell

The plan is a combination of many things. It is to continue to build out our own ground network, partner with other ground networks, and build out OASL, so a multi-pronged approach here.

Chris Quilty

Do you use third-party ground networks in some of the more difficult geographic locations?

Marc Bell

We do.

Chris Quilty

Very good. Thank you, gentlemen.

Male Speaker

Thank you. I want to read one of the questions we had from Scott Nokus. Sorry, Scott, it took so long to get to it. It says, how should we be thinking about maintenance Capex for the satellite solutions business when the Florida facility is at full production? How about maintenance Capex for your 96 satellite SAR constellation? With that, I’ll turn it over to Gary.

Gary Hobart

What I can say is this: if you look at the Capex line on Page 54, if you pull that up, 80% to 90% of the Capex in that line is us building and launching the EO constellation. We do not give precise numbers out of the $20 million I mentioned, but the math, you can back into it, tells us it is closer to $8 million of launch and build costs for the constellation. The other line items are a combination of maintenance Capex and also Capex for the Florida facility, and other expansions. That is a way to think about the Capex and maintenance and how the EO constellation builds into it.

The other thing I want to mention is, just to make this very clear, the way the EO constellation works is, we see the vision of being able to build out from two to 16, 32 to 64, to 96. We have the ability to scale up or down on that, based on demand, based on innovation, based on capital resources and other opportunities. We don't need a full 96-satellite constellation for it to be a great opportunity for us to generate high data-as-a-service margins. It really is an opportunity for us to scale as we see fit. It is not a $2 billion constellation in that regard. That would be iterative, and the $2 billion would really include all of the operating costs over each of the satellites' five-year life. I just wanted to make sure that was clear.

Marc Bell

Thank you, Gary.

One thing I would like to add before I turn it over to Eric is we will be inviting everybody who attended today out to Irvine sometime in the next few weeks to come on a tour. We would love to have you see our facilities in person, and obviously meet some of us in person. You’ll understand and grasp what we have accomplished. Seeing is sometimes believing. We would love to raise that. Eric Leeds will make arrangements for that.

I want to thank the Operator and everyone for your questions and interest. Please feel free to reach out to Jon Siegmann or Eric Leeds, our contact at ICR.

With that, I thank you for your interest in Terran Orbital. You can always go to terranorbital.com for more information. Have a great day and feel free to ask us any questions going forward. I hope I have given you greater insight into our growth opportunities ahead. We look forward to speaking with you again soon. Thank you, very much, and good afternoon.

About Tailwind Two Acquisition Corp.

Tailwind Two is a blank check company “for founders, by founders” – formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more founder-led businesses in a sector being disrupted by technological change. Tailwind Two’s management team and directors have invested extensively in founder-run businesses, with notable success in the space industry. Tailwind Two is led by Chairman Philip Krim, and Co-Chief Executive Officers Chris Hollod and Matt Eby. In addition to the members of its management team and board of directors, Tailwind Two has assembled an Advisory Board that will help position Tailwind Two as the value-add partner of choice for today’s leading entrepreneurs.

About Terran Orbital

Terran Orbital Corporation is a leading vertically integrated provider of end-to-end satellite solutions. Terran Orbital combines satellite design, production, launch planning, mission operations and in-orbit support to meet the needs of the most demanding military, civil and commercial customers. In addition, Terran Orbital is developing the world’s largest, most advanced NextGen Earth Observation constellation to provide persistent, real-time earth imagery. Learn more at www.terranorbital.com.

Important Information and Where to Find It

In connection with the proposed business combination with Terran Orbital, Tailwind Two filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”) containing a definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and is being mailed to Tailwind Two’s shareholders. This press release does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read the Proxy Statement/Prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus and other documents filed with the SEC, without charge at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Proxy Statement/Prospectus. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the Proxy Statement/Prospectus.

Non-Solicitation

This press release and any oral statements made in connection with this press release shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this press release is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this press release constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and you must make your own decisions and perform your own independent investment and analysis of the potential transactions.

Special Note Regarding Forward-Looking Statements

This press release includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this press release may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements; Market Ranking and Other Industry Data" in the Proxy Statement/Prospectus. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this press release. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.